Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On July 13, 2009, NRG Energy, Inc. (“NRG”) issued the following press release:
All Four Leading Proxy Advisory Firms Support NRG and
Recommend NRG Stockholders Vote “FOR” All Four NRG Director Nominees on the
White Proxy Card
Stockholders Recommended to Vote “Against” Exelon’s Board Expansion Proposal
PRINCETON, NJ; July 13, 2009 NRG Energy, Inc. (NYSE: NRG) today announced that RiskMetrics Group (formerly Institutional Shareholder Services), PROXY Governance, Inc., Glass Lewis & Co., and Egan-Jones Proxy Services, the nation’s four leading proxy advisory firms, recommend that their clients vote “FOR” the election of NRG’s highly qualified and independent director nominees at NRG’s 2009 Annual Meeting of Stockholders to be held on July 21. All of the proxy advisory firms also recommend that NRG stockholders vote “AGAINST” Exelon’s Board expansion proposal.
“We are pleased that RiskMetrics, PROXY Governance, Glass Lewis, and Egan-Jones all support the election of all four of NRG’s director nominees and are unanimously opposed to expanding the NRG Board. While we appreciate the support we’ve received from the proxy advisors, we very much appreciate that our shareholders will be making their own decisions based on a variety of issues and opinions,” said David Crane, President and Chief Executive Officer of NRG. “NRG’s current directors have overseen a five-year period of growth and value creation and have contributed to what we believe is an unmatched record of financial, operational and transactional execution during that time. Regardless of the outcome with Exelon, our Board and management will remain committed, as we always have been, to driving value for our stockholders and remaining open to offers at the right price and on the right terms.”
In its July 13, 2009, report, RiskMetrics (RMG) noted*:
•	“Given RMG’s conclusion that Exelon’s current bid is not compelling enough to support splitting the board with nine dissident nominees, RMG recommends that shareholders vote on the Management Proxy (White Card), and support the re-election of all the incumbent nominees.” (emphasis added)

•	“On balance, we conclude that Exelon’s current bid is not compelling enough to support splitting the board with nine dissident nominees. Virtually all of the NRG shareholders to whom we spoke expressed a belief that Exelon should sweeten its offer.” (emphasis added)

•	“The downside to supporting Exelon at the annual meeting may be to embolden Exelon and to undercut NRG’s negotiating leverage, with the net result a failure to maximize value...” (emphasis added)

•	“The nearly unanimous opinion of shareholders with whom we spoke was that the NRG management team had done an exemplary job over recent years in creating value.” (emphasis added)
PROXY Governance in its July 9, 2009 report noted*:

•	“As the incumbent board has demonstrated its commitment to shareholder value not only through its willingness to engage Exelon in September 2008, but through its ongoing initiatives to improve operating efficiencies, its willingness to act on significant but short-fuse opportunities such as Reliant Retail, and its long-term strategy to strengthen the company’s competitive stance in a carbon-constrained economy, we believe shareholders will be best served by re-electing the incumbent nominees.” (emphasis added)

•	“In September 2008, before the public tender offer and the proxy contest, NRG voluntarily met with Exelon to begin exploring strategic options. By its own account, NRG expected to continue those discussions at industry events in November, in the hope financial markets would have begun to calm by then. The clear implication is that, far from being entrenched, the company’s management and board are open to strategic discussions which might maximize shareholder value — and that the issue remains what it was last September, the question of whether Exelon will pay full value for the company’s existing operations and future potential.” (emphasis added)

•	“In NRG’s strategies over the past five years one sees an acute awareness of opportunity, and a deep understanding of how and where to hedge various risks. The opportunistic purchase of Reliant Retail — at 1.5x average adjusted EBITDA, significantly below market valuations of 4.0x to 6.0x for similar assets — is the most recent case in point.” (emphasis added)
Glass Lewis, in its July 9, 2009, report, stated the following*:
•	“We find no reason to recommend for the election of the Dissident [Exelon] nominees to the NRG board of directors. In our opinion, the board and its advisors have given Exelon’s proposals and Offer reasonable consideration.” (emphasis added)

•	“We note that the board has not closed itself off from future discussions regarding a potential transaction with Exelon nor has it prohibited NRG shareholders from tendering their shares to Exelon under the revised Offer. Further, we note that the reelection of the incumbent director nominees does not block Exelon’s revised Offer.”

•	“We also believe that the election of the Dissident [Exelon] nominees could give Exelon an unnecessary advantage in a strategic transaction involving NRG. In our opinion, the election of the incumbent nominees will help ensure that the NRG board remains open to any, and all, potentially interested parties and proposals.” (emphasis added)

•	“Given that we do not believe it is in the best interests of shareholders to support Exelon’s nominees, we do not believe shareholders should support this expansion in the Company’s board.” (emphasis added)
Egan-Jones in its July 9, 2009 report stated*:
•	“We believe, as reportedly so do several significant shareholders of the Company, that Exelon’s revised offer of July 2 continues to undervalue the Company, thereby making furtherance of its proxy contest undesirable at this time.”

•	“We are of the view that the election of the Exelon nominees would not contribute meaningfully to the quality of the Company’s board of directors.”

•	“We believe that election of the slate of director nominees presented by the management is in the best interest of Company and its shareholders.”

•	“We believe that approval of this proposal is not in the best interests of the Company and its stockholders.”

Crane concluded, “We strongly urge all NRG stockholders to vote “FOR” our director nominees, in accordance with the recommendations of RiskMetrics, PROXY Governance, Glass Lewis and Egan-Jones, on the WHITE proxy card, and “AGAINST” Exelon’s proposal to expand the Company’s Board.”
NRG stockholders are reminded that their vote is important, no matter how many shares they own. Whether or not they attend the Annual Meeting, NRG stockholders are encouraged to submit a WHITE proxy by Internet, telephone or by signing and dating the WHITE proxy card itself and returning it as soon as possible. Even if you have already voted by using the blue card, you can still change your vote by using the WHITE proxy card.
NRG stockholders may obtain copies of the exchange offer documents or proxy solicitation materials which have been filed with the SEC at www.sec.gov. Any NRG stockholders who have questions or require assistance voting their shares should contact MacKenzie Partners, Inc., which is assisting NRG in this matter, at 800.322.2885.

*	Permission to use quotations was neither sought nor obtained.
About NRG
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. Headquartered in Princeton, NJ, the Company’s power plants provide more than 24,000 megawatts of generation capacity—enough to supply more than 20 million homes. NRG’s retail business, Reliant Energy, serves more than 1.7 million residential, business, commercial and industrial customers in Texas. A past recipient of the energy industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards. NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Your vote is important, no matter how many or how few shares you own!
If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the NRG proxy materials, please contact:

proxy@mackenziepartners.com
(212) 929-5500 (Call Collect) or TOLL-FREE (800) 322-2885
To vote your shares, please sign, date and return the enclosed WHITE proxy card by mailing it in the enclosed preaddressed, stamped envelope. Or you may vote the WHITE proxy card via phone or Internet by following the instructions on the card.
We encourage you to disregard and not return any blue proxy cards that you receive from Exelon.

Investors:	Media:
Nahla Azmy	Meredith Moore
609.524.4526	609.524.4522

David Klein	Lori Neuman
609.524.4527	609.524.4525

Erin Gilli	David Knox
609.524.4528	713.795.6106